SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to
SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DANA CORPORATION

(Name of Subject Company (Issuer))

DELTA ACQUISITION CORP.

ARVINMERITOR, INC.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

23581110

(CUSIP Number of Class of Securities)

Vernon G. Baker, II, Esq.

ArvinMeritor, Inc.
2135 West Maple Road
Troy, Michigan 48084
Telephone: (248) 435-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis J. Friedman, Esq.

Steven P. Buffone, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Ave.
New York, New York 10166
Telephone: (212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☑	Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

      This Amendment No. 7 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 9, 2003 (as amended or supplemented prior to the date hereof, the “Schedule TO”) by ArvinMeritor, Inc., an Indiana corporation (“Parent”), and Delta Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Parent (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase (1) all outstanding shares (“Shares”) of common stock, par value $1.00 per share, of Dana Corporation, a Virginia corporation (the “Company”), and (2) unless and until validly redeemed by the board of directors of the Company, the associated rights to purchase shares of Series A Junior Participating Preferred Stock, no par value, of the Company (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 25, 1996 (as amended from time to time, the “Rights Agreement”), by and between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, at a price of $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2003 (as amended or supplemented prior to the date hereof, the “Offer to Purchase”), and in the related Letter of Transmittal. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment No. 7 to the Schedule TO is being filed on behalf of the Purchaser and Parent.

      Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

      The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 12. Exhibits

(a	)(1)(A)	Offer to Purchase, dated July 9, 2003.*
(a	)(1)(B)	Letter of Transmittal.*
(a	)(1)(C)	Notice of Guaranteed Delivery.*
(a	)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a	)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a	)(1)(G)	Press release issued by ArvinMeritor, Inc., dated July 8, 2003, announcing ArvinMeritor’s intention to commence the Offer.*
(a	)(1)(H)	Press release issued by ArvinMeritor, Inc., dated July 9, 2003, announcing the commencement of the Offer.*
(a	)(1)(I)	Summary Advertisement published July 9, 2003.*
(a	)(1)(J)	Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*
(a	)(1)(K)	Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in United States District Court for the Western District of Virginia.*
(a	)(1)(L)	First Amended Complaint filed by ArvinMeritor, Inc. on July 25, 2003 in United States District Court for the Western District of Virginia.*
(a	)(1)(M)	First Amended Complaint filed by ArvinMeritor, Inc. on August 5, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*
(a	)(5)(A)	Press release issued by ArvinMeritor, Inc., dated July 14, 2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*
(a	)(5)(B)	Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor’s website.*
(a	)(5)(C)	Transcript of portions of ArvinMeritor’s fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*

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(a	)(5)(D)	Press release issued by ArvinMeritor, Inc. dated July 22, 2003, responding to Dana Corporation’s rejection of the Offer.*
(a	)(5)(E)	Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.*
(a	)(5)(F)	Press release issued by ArvinMeritor, Inc. dated July 28, 2003, discussing correspondence delivered to Dana Corporation’s Committee of Independent Directors.*
(a	)(5)(G)	Slides relating to the Offer used by ArvinMeritor, Inc. in a presentation dated August 7, 2003.
(b	)	Not applicable.
(c	)	Not applicable.
(d	)	Not applicable.
(e	)	Not applicable.
(f	)	Not applicable.
(g	)	Not applicable.
(h	)	Not applicable.

*	Previously filed

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2003

DELTA ACQUISITION CORP.

By:	/s/ LARRY D. YOST

Name: Larry D. Yost

Title:	Chairman of the Board and Chief Executive Officer

ARVINMERITOR, INC.

By:	/s/ LARRY D. YOST

Name: Larry D. Yost

Title:	Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.		Description

(a	)(1)(A)	Offer to Purchase, dated July 9, 2003.*
(a	)(1)(B)	Letter of Transmittal.*
(a	)(1)(C)	Notice of Guaranteed Delivery.*
(a	)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a	)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a	)(1)(G)	Press release issued by ArvinMeritor, Inc., dated July 8, 2003, announcing ArvinMeritor’s intention to commence the Offer.*
(a	)(1)(H)	Press release issued by ArvinMeritor, Inc., dated July 9, 2003, announcing the commencement of the Offer.*
(a	)(1)(I)	Summary Advertisement published July 9, 2003.*
(a	)(1)(J)	Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*
(a	)(1)(K)	Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in United States District Court for the Western District of Virginia.*
(a	)(1)(L)	First Amended Complaint filed by ArvinMeritor, Inc. on July 25, 2003 in United States District Court for the Western District of Virginia.*
(a	)(1)(M)	First Amended Complaint filed by ArvinMeritor, Inc. on August 5, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*
(a	)(5)(A)	Press release issued by ArvinMeritor, Inc., dated July 14, 2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*
(a	)(5)(B)	Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor’s website.*
(a	)(5)(C)	Transcript of portions of ArvinMeritor’s fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*
(a	)(5)(D)	Press release issued by ArvinMeritor, Inc. dated July 22, 2003, responding to Dana Corporation’s rejection of the Offer.*
(a	)(5)(E)	Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.*
(a	)(5)(F)	Press release issued by ArvinMeritor, Inc. dated July 28, 2003, discussing correspondence delivered to Dana Corporation’s Committee of Independent Directors.*
(a	)(5)(G)	Slides relating to the Offer used by ArvinMeritor, Inc. in a presentation dated August 7, 2003.
(b	)	Not applicable.
(c	)	Not applicable.
(d	)	Not applicable.
(e	)	Not applicable.
(f	)	Not applicable.
(g	)	Not applicable.
(h	)	Not applicable.

*	Previously filed